EXHIBIT 99.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the annual report of Coca-Cola Embonor S.A., a Chilean company and foreign private issuer (the "Company"), on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Andres Vicuna Garcia-Huidobro, Corporate General Manager of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

     1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

     A signed original of this written statement required by Section 906 has been provided to Coca-Cola Embonor S.A. and will be retained by Corporate General Manager and furnished to the Securities and Exchange Commission or its staff upon request.



By:/s/ Andres Vicuta Garcia-Huidobro
   -----------------------------------
   Name:  Andres Vicuta Garcia-Huidobro
   Title:  Corporate General Manager


June 26, 2003